Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following slides were used by Bristol-Myers Squibb Company at an investor presentation on March 6, 2019.

   Transaction Update  INVESTOR PRESENTATIONMARCH 2019

 Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF Bristol-Myers Squibb and Celgene ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.  Certain Information Regarding ParticipantsBristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

 Cautionary Statement Regarding Forward-Looking StatementsThis communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.This communication contains non-GAAP financial measures that are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted.

Executive Summary

1. The Celgene acquisition has clear strategic rationale and represents a compelling value proposition

– Enhanced product leadership and pipeline: Combined company will be #1 in oncology, top 5 in immunology and inflammation, #1 in cardiovascular; 9 products over $1Bn in annual sales; 6 near-term product launches; robust early-stage pipeline; cutting edge technologies and discovery platforms

– Compelling value proposition: Greater than 40% accretion to Bristol-Myers Squibb standalone EPS, approximately 10% accretive on a discounted cash flow per share basis and IRR substantially above cost of capital

– Specific, actionable synergies: $2.5 billion of actionable run-rate cost synergies by 2022

– Attractive price: Value of approximately $55 billion from marketed products and in excess of $20 billion from synergies implies the Celgene pipeline was acquired for a highly attractive price when compared to the aggregate purchase price of $90 billion

– Ideal timing: Natural exchange ratio at 2-year lows and Celgene P/E near an all-time low when deal was announced

2. Bristol-Myers Squibb has a strong track record of financial and operational outperformance

– Strong operating performance: 5-year CAGRs for net revenue and adjusted EPS of 7% and 17%, respectively, both in excess of peer median, with adjusted operating margin up 725 basis points over that time period

– Consistent execution: Met or exceeded top line and EPS guidance and estimates on an annual basis each year since 2013

– Long-term value creation: 10-year TSR of 232% vs. the DRG NYSE Arca Pharmaceutical Index of 123% over the same period[1]

– Portfolio transition success: Transitioned portfolio over the last 5 years, with ~60% of 2018 sales coming from new products launched during that period

3. The Board and management team conducted a robust process and diligence and are committed to a successful integration

– Comprehensive process: Prioritized more than 20 transformational and 'string-of-pearls' opportunities, and Celgene selected as most attractive opportunity

– Thorough Board oversight: Consistent Board involvement throughout process, with 8 meetings to discuss Celgene opportunity

– Extensive diligence: 6-month deep-dive analysis and weeks of confidential due diligence provided comprehensive view of Celgene's opportunities and risks

– Focused and committed to a successful integration: Complementary nature of businesses, strong team in place to manage integration and rigorous planning approach

1. Includes dividends. Period from 2/14/2009 – 2/14/2019

4

Bristol-Myers Squibb

 The Celgene Acquisition Has Clear Strategic Rationale and Represents a Compelling Value Proposition

Celgene Transaction Strategically Compelling and Creates Significant Value for BMS Shareholders

- Consistent with our strategy of delivering value for shareholders by enhancing core franchises and delivering innovative therapies for patients
  - Celgene pipeline includes 5 differentiated late-stage assets with low clinical risk, expected near-term approvals and incremental value creation
  - Expanded early-stage pipeline and scientific capabilities, adding > 20 Phase 1 and 2 assets and new capabilities in cell therapy and protein homeostasis
- Creates significant value in excess of purchase price from 1) marketed portfolio, 2) run-rate cost synergies and 3) deep pipeline of late- and early-stage assets
- Marketed portfolio offers significant near-term cash flows and strategic leadership position in hematology
  - Value of marketed portfolio reflects conservative assumptions regarding Revlimid
- Opportunistically timed given favorable relative valuation of BMS to Celgene
- ~10% accretion to BMS's standalone DCF value per share, taking into account the issuance of equity to Celgene shareholders
- >40% accretion to BMS standalone EPS in the first full year post-transaction and accretive in each year through 2025
- Combined company to grow revenues and earnings in every year through 2025
- The Celgene acquisition was identified as the most attractive opportunity for shareholder value creation, given risk profile, viability and relatively attractive purchase price
- Enhanced business profile with reduced product concentration and significantly improved operating margins

6

Bristol-Myers Squibb

Strengthened Position in Both the Near- and Long-Term

- Creates new company with increased scale while maintaining focus and agility
- Creates leading Oncology company and adds a premier commercial hematology business
- Immunology & Inflammation franchise with greater commercial scale and pipeline depth
- Stronger combined company to address eventual loss-of-exclusivities for Eliquis and Opdivo
- More diverse and younger portfolio given 6 potential near-term product launches
- Maturing Phase 1 / 2 programs to support next wave of launches
- Strong balance sheet to pursue external innovation
- Combined portfolio better positioned to address evolving pricing and access environment

7
Bristol-Myers Squibb

Celgene Provides 5 Late Stage Products With Near-Term Approvals and Relatively Low Clinical Risk

BMS Projected Total Sales from "Big 5" in 2025 Consistent with Street Forecasts

	Ph 3 / Pivotal Complete	CVR Tied to Near Term Approval	Key Benefits	Current Status
luspatercept	✓		• **First- and Best-in-class** novel anemia drug	• U.S. and EU regulatory submissions expected in first half 2019 in 2L MDS and Beta-Thalassemia
fedratinib	✓		• Potential to be the **first & only** medicine for Myelofibrosis patients that don't respond to, or are intolerant to, Jakafi	• U.S. submission accepted with Priority Review by FDA • Potential U.S. approval in second half of 2019
liso-cel (JCAR017)		✓	• **Best-in-class cell-therapy** for a form of non-Hodgkin (DLBCL) with potential in Chronic Lymphocytic Leukemia (CLL)	• U.S. submission expected in second half of 2019
bb2121		✓	• **First-in-class cell-therapy** for Multiple Myeloma	• Currently in pivotal trials • Potential U.S. approval in second half of 2020
ozanimod	✓	✓	• **Best-in-class selective S1P** in relapsing forms of MS and **First-in-Class** in Inflammatory Bowel Disease	• U.S. NDA and EU MAA submissions for RMS planned for Q1 2019

CVR linked to key pipeline assets provides further risk mitigation to BMS shareholders

8

Bristol-Myers Squibb

Celgene Offers Leading Capabilities in Cell Therapy and 2 Differentiated Late-Stage CAR-T Assets

Transformational Modality with Unprecedented Efficacy

Cell therapy market expected to grow from ~$1Bn in 2019 to >$15Bn in 2024[1]

- Growing expectations for cell therapy given superior efficacy, expected evolution to earlier lines of therapy and improvement in cost / logistics
- First CAR-T launches from competitors in 2018 reflected initial challenges with access, safety profile, logistics and manufacturing; Celgene's differentiated assets and hematology infrastructure can address many of these issues
- Liso-cel is differentiated from currently approved CD19 CAR-T therapies and bb2121 represents a first-in-class BCMA CAR-T
- BMS will add value to commercial execution of Liso-cel and bb2121 through its proven capabilities in product launch, market access and reimbursement liso-cel (JCAR017)

Potential best-in-class anti-CD19 CAR-T for B-Cell malignancies, with strong efficacy and potential superior safety profile

"The data for JCAR017 in difficult to treat patients ... continue to impress in terms of both efficacy and safety....We believe a differentiated safety profile could be a significant advantage for JCAR17 among CD-19 CAR-T therapies."

– Leerink

bb2121

First-in-class anti-BCMA CAR-T with transformational efficacy and substantial lead in late line Multiple Myeloma

"bb2121 to become the SOC (standard of care) for multiple myeloma patients who are running out of options...we believe bb2121 could represent a multi-billion dollar global opportunity"

– Piper Jaffray

Source: SEC filings, Wall Street research
1. Total sales for cell therapy class per EvaluatePharma

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Bristol-Myers Squibb

Liso-cel

Potential Best-in-Class anti-CD19 CAR-T for B Cell Malignancies

Strong Efficacy & Potential Superior Safety Profile

EFFICACY
Response Rate at 6 months



Complete Response
PR
3%
46%
5%
36%
4%
29%
Liso-cel
YESCARTA™
KYMRIAH™

SAFETY
Cytokine Release Syndrome



Grade 1/2
Grade 3/4
Liso-cel
36%
1%
YESCARTA™
81%
13%
KYMRIAH™
51%
23%
Neurotoxicity
Liso-cel
10%
13%
YESCARTA™
56%
31%
KYMRIAH™
40%
18%

Safety profile has supported outpatient administration

U.S. submission expected 2H2019

Broad Clinical Development Plan to Advance into Earlier Lines and Additional Indications



PHASE I
PHASE II
PIVOTAL
DLBCL
TRANSCEND NHL 001 (Ph I 3L+ R/R)
TRANSCEND WORLD (Ph II 3L+ R/R EU and Japan; 2L R/R transplant ineligible)
TRANSFORM (Ph III 2L R/R transplant eligible)
PILOT (Ph II 2L R/R transplant ineligible)
TRANSCEND OUTREACH (Ph II 3L+ R/R community centers)
PLATFORM (Ph I/II 3L+ R/R combinations)
CLL
TRANSCEND CLL 004 (Ph I R/R CLL)
ALL
Ped ALL (Ph Ib/II pediatric R/R ALL and NHL)

Data presented to show potential profile of Liso-cel, which is subject to ongoing investigation, within context of other CAR T treatments. Because clinical trials are conducted under widely varying conditions, and CAR T toxicity grading scales differ across studies, adverse reaction rates and response rates observed in CAR T cell therapy clinical trials cannot be directly compared. *References:* Liso-cel: Efficacy and safety data cut-off May 4, 2018, ASCO 2018 (TRANSCEND NHL-001 Abramson et al); *Efficacy (n=37)*: DLBCL CORE cohort dose level 2 Includes - NOS de novo and transformed from FL, ECOG 0-1, high-grade B-cell lymphoma. *Safety (n=102)*: DLBCL full cohort Includes - NOS de novo and transformed from any indolent lymphoma, ECOG 0-2. YESCARTA™: *Efficacy (n=101)*: ZUMA-1, ASCO 2017, Neelapu et al. *Safety (n=108)*: YESCARTA Prescribing Information. KYMRIAH™: *Efficacy (n=93)*: JULIET, Schuster et al. NEJM, January 2019. *Safety (n=111)*: KYMRIAH Prescribing Information.

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Bristol-Myers Squibb

   bb2121 Anti-BCMA CAR-T with Transformational Efficacy in Late Line RRMM  Potential U.S. Approval 2H 2020  Standard Treatment Regimens Across Multiple Myeloma (%)  Emerging bb2121 Profile  ORR 69%-82%  ORR 59%-91%  ORR 29% - 59%  ORR 96%  N= 22  Complete Response VGPR PR              PIVOTAL  PHASE II  PHASE I        Phase II studies planned in front-line setting  Phase II study initiated in 2nd line setting  Phase III study in 3rd line+ initiated  Pivotal trial in late line fully accrued  In planning for 2019        KarMMa™2 (MM-002)  KarMMa™3 (MM-003)  KarMMa™ (MM-001)    MULTIPLE MYELOMA          Not for promotional use  bb2121 is being developed by Celgene in partnership with bluebird bio

Celgene Provides a Significantly Expanded Early Stage Pipeline and New Technology Platforms

- Transaction provides BMS with >20 Phase 1 and 2 programs
- New capabilities in cell therapy and protein homeostasis
- Strongest position in BCMA: 5 programs total, first expected BCMA launch product (bb2121), and 3 modalities (CAR-T, TCE, and ADC)
- Early stage pipeline and research capabilities a key focus area of confidential due diligence
- Significantly broadened pipeline enhances sustainability of BMS long-term growth
- Several near-term read-outs from high potential assets among Phase 1/2 portfolio in 2019/2020

High Potential Agents and Pipeline Assets to Watch

JCARH125 (BCMA CAR T)
CAR-T focused on R/R MM
Estimated pivotal study in 2019

bb21217 (BCMA CAR T)
CAR-T focused on R/R MM
Phase I updates in 2019/2020

CC-92480 (CELMoD)
R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-90009 (CELMoD)
CelMod focused on AML
Estimated pivotal study in 2019

CC-93269 (BCMA TCE)
R/R Multiple Myeloma
Estimated pivotal study in 2019

CC-90011 (LSD1 Inhibitor)
Phase I study for solid tumors

CC-220 (CELMoD)
R/R Multiple Myeloma

CC-90002 (CD47 Mab)
Phase I Study targeting NHL

Source: SEC filings

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Bristol-Myers Squibb

Significant Value Creation Opportunity From Celgene Pipeline

- More than 80% of transaction value supported by currently marketed products and synergies alone
- Value of currently marketed products reflects Revlimid assumptions which are more conservative than those of sell-side analysts
- Implied cost of "Big 5"pipeline highly attractive given 5 late-stage pipeline assets ("Big 5"), >20 Phase 1/2 assets and leading cell therapy and protein homeostasis platforms.
  - Significant value creation expected in excess of cost

Celgene Components of Value

In $Bn



>80% of Transaction Value
$120
$80
$40
–
~$55
>$20
<$15
$90
Currently marketed products
Synergy value
Implied cost of "Big 5", early pipeline and platform. Significant value creation expected
Transaction value(1)

Source: SEC filings
1. Equity purchase price plus net debt

13

Bristol-Myers Squibb

Celgene Provides a 'String-of-Pearls' in One Transaction and at an Attractive Valuation

- Traditional 'string-of-pearls' strategy **difficult, longer to execute and at significant premiums**
- Requires successfully identifying and winning **multiple potentially competitive processes**
- Street estimates for **Celgene pipeline revenue in FY5 (2023) of approximately $5Bn**

Public Biopharma Acquisitions from 2018 to Current (Enterprise Value $2Bn-$20Bn)

Premium to Unaffected


Median: 91%
182%
122%
112%
91%
88%
68%
64%
GSK / Tesaro
Roche / Spark
Sanofi / Ablynx
Celgene / Juno
Novartis / AveXis
Eli Lilly / Loxo
Sanofi / Bioverativ

Implied Enterprise Value / Fiscal Year 5 Revenue Multiple


Median: 9.8x
12.6x
11.3x
11.2x
9.8x
6.5x
5.9x
5.5x
Roche / Spark
Eli Lilly / Loxo
Sanofi / Ablynx
Novartis / AveXis
Celgene / Juno
Sanofi / Bioverativ
GSK / Tesaro

Source: Capital IQ, SEC filings

14

Bristol-Myers Squibb

Analysis Based on Conservative, Risk-Adjusted Projections for Celgene

- Extensive due diligence conducted on Revlimid IP estate
- BMS base commercial assumptions below both Street consensus and Celgene management projections, primarily driven by Revlimid
- BMS evaluated range of scenarios including early-at-risk launch, which remains low probability
- Transaction creates value to BMS shareholders across all scenarios evaluated
- Estimates include pipeline contribution on risk-adjusted basis

2019E – 2023E Celgene Projected Revenue

Revenue, $Bn



$25.0
$22.5
$20.0
$17.5
$15.0
$12.5
2019E
2020E
2021E
2022E
2023E
$17.3
$17.0
$16.8
$19.8
$19.0
$18.9
$22.8
$21.7
$21.6
$23.3
$22.7
$19.9
$22.8
$22.5
$19.5
BMS Projections for Celgene
Celgene Blended Mgmt. Case
Consensus¹

Sources: Capital IQ, SEC filings
1. Capital IQ median as of 01/02/2019

15

Bristol-Myers Squibb

 Significant Near-Term Free Cash Flow Generation  2020E – 2023E Pro Forma BMS + Celgene Cumulative Free Cash Flow  In $Bn  Source: SEC filings  Transaction significantly enhances cash flow generation, enabling rapid deleveraging and providing flexibility for continued business development and return of capital  Pro Forma Credit Profile1  Debt/EBITDA  <1.5x  Debt/EBITDA pro forma for the transaction. All figures are presented on a Non-GAAP basis. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted

~$2.5Bn of Cost Synergies Provide for Over $20Bn in Value

Sources of Synergies

% of Total Synergies



Manufacturing
~10%
R&D
~35%
SG&A
~55%

Overview of Synergies

- Synergies represent **$2.5Bn in sustainable long-term cost savings**
- Represents **~13% of combined company OpEx;** Well within biopharma precedents
- To be **generated from both BMS and Celgene** operations

Sources of Opportunity

- **Commercial efficiencies** in combined Oncology and Immunology & Inflammation franchises
- **Optimizing research** and early-stage portfolio and **reducing overlapping resources**
- **Leveraging BMS biologics capabilities** for new Celgene biologic products

Source: SEC Filings

17

Bristol-Myers Squibb

BMS Equity Issued at Favorable Relative Valuation, Creating Value for BMS Shareholders

BMS / Celgene Natural Exchange Ratio at Two-Year Lows[1]

January 1, 2017 to January 2, 2019


3.0x
2.0x
1.0x
2-year Average
1.8x
1.3x
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19

Opportunistic timing given favorable relative valuation of BMS versus Celgene equity

Transaction Enhances BMS's DCF Value per Share[2]


$80
$70
$60
~+10%
Standalone DCF Value / Share
Pro Forma DCF Value / Share

Materially accretive to BMS DCF Value/Share, accounting for BMS share issuance

Source: Capital IQ, SEC Filings
1. Defined as Celgene stock price divided by Bristol-Myers stock price
2. Per Bristol-Myers Financial Advisors, as disclosed in S-4. Midpoint DCF value

18

Bristol-Myers Squibb

 Highly Attractive Purchase Price  Pre-Announcement Celgene Analyst Price Targets Higher than Offer PriceSeptember 3, 2018 to January 2, 2019  6.7x  Celgene NTM P/E 1  Source: Capital IQConsensus estimate; not burdened by stock-based compensationExcludes CVR valueTransaction was withdrawnBased on final publicly announced offer  17.1x  9.9x  Implied P/E based on 1/2/2019 Offer Price2  9.9x NTM P/E paid represents substantial discount to even the lowest relevant precedent multiple (12.8x)  AnnounceDate  Acquiror  Target  NTM P/E  5/8/2018  Takeda  Shire  12.8x  1/11/2016  Shire  Baxalta  21.3x  11/23/20153  Pfizer  Allergan  27.2x  11/17/2014  Actavis  Allergan  27.5x  7/18/20143  AbbVie  Shire  26.0x  5/18/20143, 4  Pfizer  AstraZeneca  21.6x  3/9/2009  Merck  Schering-Plough  14.0x  1/26/2009  Pfizer  Wyeth  13.7x  4/26/2004  Sanofi  Aventis  19.0x  Median        21.3x  $67  Celgene Stock Price  Offer Price as of 1/2/19  Celgene Price Target  $94  $112  $105  $102.42  Celgene NTM P/E Declined Over TimeJanuary 1, 2017 to January 2, 2019  Acquisition Multiple Favorable vs. Precedent Transactions NTM P/E vs. Precedent Transactions

 Combined Company to Grow Revenues in Each Year Through 2025  Pro Forma Revenue are pro forma for the transaction and for 2019 are based on full year contribution for purposes of comparison. These figures are based on numerous assumptions and estimates, including information provided to the Company by Celgene, as adjusted by the Company. The figures were not prepared with a view toward public disclosure, and the inclusion of the figures should not be regarded as an indication that any of the Company, Celgene or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of the Company, Celgene or their respective affiliates assumes any responsibility for the accuracy of this information. The non-GAAP measures are not meant to be considered in isolation or as an alternative to the corresponding measures and should be read only in conjunction with our reported results prepared in accordance with GAAP. In addition, the non-GAAP measures may not be the same as or comparable to similar non-GAAP measures presented by other companies due to possible differences in method and in the items being adjusted  Pro Forma Revenue1  Revenue, $Bn  Eliquis growth in Atrial Fibrillation & VTE20+ potential new indications for Opdivo/Yervoy including in adjuvant6 potential launches from late-stage in next two yearsCombined 50 Ph 1/2 Assets to deliver next set of potential medicines  Future Growth Drivers

 Significantly Expanded Earnings Power of Combined Company  Source: SEC filings    BMS Pro Forma Net Income    BMS Standalone Net Income  Transaction more than 40% accretive to EPS in first full yearAccretive to EPS in all years though 2025Significant free cash flow from combination to provide flexibility for future share buybacks to further enhance EPS accretion  2020E – 2023E BMS Projections  Cash Net Income, $Bn

 Celgene Enhances Overall Business Profile of BMS  Meaningfully enhanced product diversification and margin profile  Includes run-rate synergies of $2.5Bn  Top 3 BMS Products as % of Standalone and Pro Forma Revenue  2025E Revenue  Standalone vs. Pro Forma Margins  2018A Non-GAAP Operating Income Margin

 Bristol-Myers Squibb Has a Strong Track Record of Financial and Operational Outperformance

Robust Record of BMS Operating and Financial Performance

- While we are not satisfied with recent share price performance, largely driven by dynamics in first-line lung cancer, the Bristol-Myers Squibb team has generated a track-record of strong operating and financial results over the last five years:
  - Successfully transitioned Company's portfolio through losses of exclusivity (LOEs), with approximately 60% of 2018 sales coming from new products launched during that period
  - Opdivo has been the most successful oncology launch based on the cumulative sales in the first four years and currently has the leading share in most approved indications
  - Eliquis achieved the leading share in the novel anticoagulant market overcoming two prior entrants
  - Significantly improved operating margins by 725 basis points through company operating model transformation
  - Delivered adjusted operating income compounded annual growth rate (CAGR) of 13.1% and adjusted earnings per share CAGR of 16.9%
- BMS is well positioned to integrate, deliver synergies and bring innovative therapies to patients and improve margins

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Bristol-Myers Squibb

     Diversified Specialty BioPharma  Best of BIOTECH  Best of PHARMA    INNOVATION  Focused and Integrated  The Best PEOPLE helping patients in their fight against serious disease  Bristol-Myers Squibb is a differentiated company, led by our unique BioPharma strategy that leverages the reach and resources of a major pharma company paired with the entrepreneurial spirit and agility of a biotech firm  Our Strategic Foundation

Proven Success in Transitioning Portfolio Over Time

- Management has a proven track record of success in transitioning a mature portfolio and returning to growth
- Beginning in 2011, loss of >$7Bn in sales for the blood thinner Plavix represented one of the largest patent cliffs in history, as defined by % of company sales
- Over 5-year period from 2013 to 2018:
  - BMS grew revenues from $16Bn to $23Bn, despite losing >50% of 2013 sales due to LOEs
  - >$15Bn incremental sales from new products, replacing ~165% of 2013 revenues lost
- Composition of 2018 sales highlights product freshness:
  - **59%** from products launched since 2013[1]
  - **65%** from products launched since 2011



BMS Historical Total Sales ($Bn)
16
16
17
19
21
23
2013
2014
2015
2016
2017
2018
Δ'13-'18:
+$6Bn
+$14Bn
+$2Bn
($9Bn)
Contribution of Sales (%)
7%
17%
77%
13%
20%
67%
24%
21%
55%
43%
21%
36%
54%
22%
24%
65%
21%
14%
2013
2014
2015
2016
2017
2018
Established Brands
Plavix
Other
Prioritized Brands Launched Since 2011
YERVOY
Eliquis
OPDIVO
Empliciti
Other Prioritized Brands
ORENCIA
SPRYCEL

Through solid execution, BMS almost doubled the amount of sales that were lost primarily from loss of exclusivity over the last 5 years

1. Represents combined sales contribution in 2018 of Eliquis, Opdivo and Empliciti

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Bristol-Myers Squibb

BMS Has Outperformed Peers Across Multiple Metrics Over Last 5 Years


Revenue Growth[1]
% CAGR
9%
6%
3%
0%
+7%
+3%
BMS
Peer Median[3]


Adj. Operating Margin Improvement[1, 2]
Change in bps; 2013 - 2018
900
600
300
0
+725
+355
BMS
Peer Median[3]


Adj. EPS Growth[1]
% CAGR
18%
12%
6%
0%
+17%
+6%
BMS
Peer Median[3]

Sources: Company filings & Capital IQ
1. Metrics shown based on as adjusted reported financials; historical financials not shown pro forma for acquisitions or divestitures
2. Adj. operating income defined as non-GAAP gross profit less SG&A and R&D expenses
3. Peer group defined as AbbVie, Allergan plc, Amgen, AstraZeneca, Biogen, Gilead, GlaxoSmithKline, Johnson & Johnson, Eli Lilly, Merck, Novartis, Novo Nordisk, Pfizer, Roche, Sanofi

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Bristol-Myers Squibb

 Products sourced through acquisitionof for $1.8Bn    $6.7B     $1.3B     $2.7B     $2.0B   Track Record of Portfolio Development Through Both Internal Investment and Acquisitions  Celgene acquisition is an extension of historical balanced approach to delivering new medicines to patients    INTERNAL    EXTERNAL  2018 Sales:  2018 Sales:    $6.4B   2018 Sales:  Acquired from DuPont in 2001 as a preclinical compound; developed at BMS and partnered with Pfizer  Internally Developed

Commercial Excellence Extends Across Multiple Strategic Objectives Over the Last 5 Years

IMMUNO-ONCOLOGY

- Successfully launched Opdivo
- Despite being 2nd to enter US anti PD-1 market at the end of 2014, established a leading position
- 16 FDA approved indications within 4-years post launch
- >400 global approvals
- $6.7Bn of Opdivo sales in 2018 showing 36% growth

ELIQUIS

- Eliquis 3rd to enter the novel anticoagulant (NOAC) market in 2012
- Able to push to the leading position through solid execution and a differentiated clinical profile
- #1 NOAC
- $6.4Bn of Eliquis sales in 2018 showing 32% growth

COMMITMENT TO MARGIN EXPANSION

- Focus on profitability allowed for margin expansion despite significant number of new launches
- Commercial focus on top brands and key markets
- Focused global manufacturing supply chain
- Streamlined enabling functions

Managed multiple concurrent strategic initiatives to deliver top-line growth and margin expansion resulting in strong EPS growth

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Bristol-Myers Squibb

   I-O Commercial and Development Success  Top Oncology Products: Cumulative Sales in 4 Years Post Launch  US Sales ($Bn)  Approvals Post-Launch              0  2  4  6  8  10  Opdivo  Avastin  Taxotere  12      14  16  in Yearsin the U.S.  Approvals   16  4  Source: IQVIA NSP $ Sales US only

 Lung  2L Leadership with 28% BMS I-O share3L+ SCLC Leadership with 68% BMS I-O share  Melanoma  1L Leadership with 60% BMS I-O shareAdjuvant Leadership with 77% BMS I-O share  Renal cell Carcinoma  1L Leadership with 44% BMS I-O share2L Leadership with 52% BMS I-O share  Head & Neck  Post platinum 18% BMS I-O share  2L Hepatocellular Carcinoma  2L Leadership with 57% BMS I-O share  Despite Competitive Intensity, BMS Continues to Lead in Key Tumors where Opdivo is Approved   6 Approved PD(L)1s with a Combined43 Indications Across 14 Tumors In ~ 4 years  BMS I-O Leadership Across Key Tumors   U.S. Approval  Commercialization  Product  Sep. 2014      Dec. 2014      May. 2016      Mar. 2017      May. 2017      Sep. 2018        Ongoing Competitive Execution Strategy:Develop launch-like plans to key competitive eventsLeverage analytical capability to quickly assess and pivot in marketDiscipline to stay focused where we are playing  BMS I-O share includes Opdivo and Yervoy share in combination and/or monotherapy  BMS Share Source: BMS Share Source: AIRxShare Jan-19 (8WRA for NSCLC, 13WRA for all other tumors); SCLC 3L+ share is for the month of Dec-18. CRC, HL, Bladder and stage III unresectable NSCLC shares are not available to BMS; Overlapping approvals with Opdivo (total 16 indications across 9 tumors): Keytruda approvals in: Adjuvant and Metastatic Melanoma, 2L Lung, PP H&N, 2L HCC. Tecentric approvals in: 2L Lung

 Eliquis Annual Sales  $Bn; 2013 - 2018  5 Year CAGR: +113%  +430%  +140%  +80%  +46%  +32%  Annual Growth:    #1 NOAC(Mar’15)  #1 OAC(Feb’16)  Evolution of OAC Market Share in Atrial Fibrillation (AF)1  January 2013 – September 2018  Chart represents New-to-Brand (Naïve+Switch) Rxs (NBRx). Eliquis, Xarelto, Pradaxa and Warfarin factored for AF. Savyasa represents all approved indications. Pradxa 110 mg not captured in NBRx. Source: IMS-NP MD (Custom). Retail Only  Excellent Commercial Execution & Differentiated Clinical Profile Have Driven Eliquis to Become #1 NOAC Globally  Eliquis was the 3rd product to enter the novel anticoagulant (NOAC) market in 2012Despite 3rd to market entry, effective execution capitalizing on superior clinical profile has driven leadershipDual benefit of higher efficacy and lower bleeding rates Generated >$6Bn sales in 2018 and currently represents:#1 NOAC Worldwide#1 Oral Anticoagulant (OAC) in major markets#1 US Prescribed CV Branded MedicineSales results have exceeded or achieved consensus estimates in 19 of 24 quarters since 1Q 2013 (79%)Strong account management across hospitals, cardiology, PCPs, networksIndustry leading use of Real-World Data  59%  24%  23%  3%  <1%

Commitment to Margin Expansion With Ongoing Operating Model Transformation

- Company operating model transformation progress continues – originally announced 3Q 2016
- Significant operational changes have been successfully implemented while continuing to maintain favorable R&D productivity metrics and beating internal and external commercial performance expectations
- Efficiencies and redeployment of resources have enabled up-investments in key value-driving areas
  - Up-investments across R&D to expand Oncology portfolio (e.g., Opdivo life cycle management and next-generation compounds) and business development in areas such as Translational Medicine and Digital Health
- Revenues have continued to grow at a strong rate, despite slowdown in OpEx growth
  - 2016-2018 revenue compound annual growth rate (CAGR) of ~8% vs OpEx CAGR of ~1%
- Company has achieved ~$1.4Bn increase in adjusted operating income over 2-year period since 2016
  - $1.6Bn increase in gross margin from portfolio growth and sourcing optimization
  - Execution of transformation targets with net reduction in MS&A (-$0.4Bn) allowing for redeployment in R&D (+$0.7Bn)
- Recently announced divestiture of UPSA consumer health will further simplify company structure and improve margins

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Bristol-Myers Squibb

   Net Sales, $Bn  Strong Track Record of Financial Results…  $16.4  $15.9  $16.6  $19.4  $20.8  $22.6  CAGR6.6%  Adj. Operating Income1, $Bn  CAGR13.1%  Adj. Operating Margin1 %  Adj. EPS  +725bps  21.1%  21.8%  23.4%  25.9%  25.0%  28.3%  $3.5  $3.5  $3.9  $5.0  $5.2  $6.4  $1.82  $1.85  $2.01  $2.83  $3.01  $3.98  CAGR16.9%  Source: Company FilingsDefined as non-GAAP gross profit less SG&A and R&D expenses

…With a High Degree of Execution Consistency…

Sales Have Beat or Met Consensus Expectations in 88% of Quarters Since the Beginning of 2013 (21/24 Quarters)[1]

Quarterly Sales ($Bn): 1Q 2013 – 4Q 2018



	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Sales	3.8	4.0	4.1	4.4	3.8	3.9	3.9	4.3	4.0	4.2	4.1	4.3
Actual vs Consensus:	(1%)	+0%	+2%	+3%	(2%)	+0%	+3%	+5%	+7%	+12%	+6%	+4%
Beat/Meet[1]:	✗	✓	✓	✓	✗	✓	✓	✓	✓	✓	✓	✓

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Sales	4.4	4.9	4.9	5.2	4.9	5.1	5.3	5.4	5.2	5.7	5.7	6.0
Actual vs Consensus:	+3%	+5%	+3%	+2%	+4%	+1%	+2%	+2%	(1%)	+4%	0%	0%
Beat/Meet[1]:	✓	✓	✓	✓	✓	✓	✓	✓	✗	✓	✓	✓

Adjusted EPS Results Have Beat or Met Consensus Expectations in 92% of Quarters Since the Beginning of 2013 (22/24 Quarters)[1]

Quarterly EPS ($ / share): 1Q 2013 – 4Q 2018



	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
EPS	$0.41	$0.44	$0.46	$0.51	$0.46	$0.48	$0.45	$0.46	$0.71	$0.53	$0.39	$0.38
Actual vs Consensus:	+0%	+0%	+5%	+19%	+5%	+9%	+7%	+12%	+42%	+47%	+11%	+36%
Beat/Meet[1]:	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
EPS	$0.74	$0.69	$0.77	$0.63	$0.84	$0.74	$0.75	$0.68	$0.94	$1.01	$1.09	$0.94
Actual vs Consensus:	+14%	+3%	+18%	(6%)	+14%	+1%	(3%)	+1%	+12%	+16%	+19%	+12%
Beat/Meet[1]:	✓	✓	✓	✗	✓	✓	✗	✓	✓	✓	✓	✓

From both an internal and external perspective, BMS has successfully met or exceeded top-line and EPS guidance & estimates on an annual basis in each year since 2013

Sources: Thomson, Company Filings
1. Beat/Meet in a given quarter defined as actual results greater than or equal to Thomson consensus median estimates

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Bristol-Myers Squibb

 Immuno-Oncology (Opdivo + Yervoy) Quarterly Sales Since the Beginning of 2013  Quarterly Sales ($Bn); 1Q 2013 – 4Q 2018  Eliquis Quarterly Sales Since the Beginning of 2013  Quarterly Sales ($Bn); 1Q 2013 – 4Q 2018  Y-o-Y Growth:  Y-o-Y Growth:  Source: Company Filings  …And Sustained Growth in Key Global Franchises

 The Board and Management Team Conducted a Robust Process and Diligence and Are Committed to a Successful Integration

Acquisition is the Result of a Thorough and Comprehensive Process

- BMS has a regular process to actively evaluate strategic opportunities to create long-term value for shareholders
  - Prioritized more than 20 opportunities in early 2018, and narrowed down over time to focus on the 7 best opportunities
  - Opportunities included 'string-of-pearls' strategies as well as other large transformative transactions
  - Extensive involvement of Board of Directors, with the assistance of multiple outside advisors
  - Celgene was identified as the most attractive option in September 2018
- BMS performed extensive due diligence based on 6 month deep dive analysis and weeks of reviewing confidential information
  - Substantial knowledge of Celgene based on prior interactions and regular tracking of fundamental developments
  - Deep dive analysis utilized multiple market models, financial forecasts and sensitivities for key assets
  - Thorough assessment of ongoing challenges to IP estate with external expert advisors
  - Evaluated risks and opportunities for late-stage clinical and early pipeline programs
  - Thorough confidential diligence under NDA, including extensive diligence on pipeline and IP estate, and detailed evaluation of Celgene assets and capabilities
  - Extensive discussions with Celgene regarding the ongoing litigations and potential outcomes enabled BMS to develop a fully-informed forecast for Revlimid
- Final transaction terms were the result of careful consideration of diligence findings
  - CVR utilized to mitigate risk of approval for liso-cel (JCAR017), bb2121 and ozanimod
- BMS is focused and committed to a successful integration
  - Complementary nature of businesses
  - Strong team in place to manage integration
  - Rigorous planning approach

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Bristol-Myers Squibb

The Celgene Acquisition Resulted From a Robust Strategic Review

The Board held eight meetings between June 2018 and January 2019 to discuss the merits of the Celgene opportunity

Alternatives Considered

- Considered 'string-of-pearls' and transformational strategic M&A opportunities

Early / Mid-2018	June 2018	Sept 2018	Oct/Nov 2018	Nov/Dec 2018	Jan 2019
77 biopharma opportunities identified; 22 prioritized for assessment based on strategic fit	7 companies prioritized for deep dive analysis based on additional financial and strategic criteria Included both transformational and 'string-of-pearls'	Celgene identified as lead opportunity based on strategic and financial criteria Continued assessment of 'string-of-pearls' opportunities as an alternative	Continued deep fundamental assessment of Celgene based on public information	Followed by rigorous confidential due diligence process	BoD approval and announcement

- Parallel assessment of asset swaps and joint ventures with peer companies

Identified 6 franchise options, but of limited strategic and financial impact

Given the scarcity of attractive biotech opportunities, high premiums paid in bolt-on acquisitions, a longer timeline, and the likelihood of competitive auctions that reduce the probability of prevailing, BMS determined that acquiring Celgene's Big-5 late-stage pipeline, plus its 22 Phase 1 and 2 clinical programs would represent a bundled 'string-of-pearls' that in totality offers a greater value creation opportunity than other strategic alternatives

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Bristol-Myers Squibb

Robust Diligence Process on Celgene Opportunity

Deep Dive Analysis
(June – Late November)

- Work led by ~25 BMS senior leaders and their teams across functional areas and supported by subject matter experts and financial and legal advisors
- Conducted assessment of markets and drivers of key assets and indications based on competitive intel, primary research, etc.
- Deep dive reviews of multiple market models and financial forecasts, including deep IP assessment with external experts
- Developed forecast and leverage sensitivities / scenarios to assess value creation opportunities and potential risks
- Assessed Celgene capabilities and infrastructure
- Preliminary synergy estimates in line with precedent transactions
- Identified key questions to be assessed in confidential diligence

Confidential Due Diligence
(Late November - January)

- Team expanded to ~40 BMS senior leaders and their teams, in addition to expert consultants, financial and legal advisors
- Evaluated Celgene assets and capabilities in comparison to prior deep dive analysis
- Confidential assessment of pipeline opportunities and risks, including ozanimod regulatory interactions, CAR-T data and manufacturing capabilities, and research and early development programs
- Full review of ongoing IP litigation, and other legal reviews
- Extensive document exchange and review in data room
- In-person and telephonic due diligence meetings across senior leadership and subject matter experts representing all functional areas
- Characterized and validated potential synergies, identified key risks and mitigation strategies

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Bristol-Myers Squibb

Revlimid IP Was a Key Focus of Due Diligence

- BMS and its legal advisors conducted an extensive review of the entire Revlimid patent estate
- Received access to this non-public information prior to the beginning of other confidential diligence
- Reviewed the non-public, unredacted Natco agreement
- Extensive discussions with Celgene regarding the ongoing litigations and potential outcomes
- Developed multiple scenarios based on litigation, IPR and settlement process
- Consequently, forecasts for Revlimid are fully informed based on information not available to the public
- While the outcomes are uncertain, believe that the outlier scenarios are unlikely
- As communicated previously, the base model on Revlimid sales and generic entry is more conservative than consensus

On February 11, 2019, the USPTO denied requests by Dr. Reddy's Laboratories to institute inter partes reviews of Celgene's Revlimid MDS patents

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Bristol-Myers Squibb

 Post-NDA Diligence Process Consistent With Precedent Transactions  NDA Signed  IP Diligence Begins  Management Presentation  11/23/18  41 days prior to announcement  11/28/18  36 days prior to announcement  12/13/18  21 days prior to announcement    All Completed Acquisitions of Public Biopharma Companies Over $40B in the Last 10 Years  +  +  Source: Company filings  4/22/18: NDA signed (16 days prior to announcement)4/24/18: Shire issues press release stating it has agreed to engage in discussions / due diligence based on revised Takeda offer5/8/18: Announcement date  1/15/09: NDA signed (53 days prior to announcement)2/22/09: In the days that followed, companies began due diligence3/9/09: Announcement date  1/16/09: NDA signed / due diligence initiated1/26/09: Announcement date    +  +  +  11/5/14: NDA signed / due diligence initiated11/17/14: Announcement date  14 days of due diligence  12 days of due diligence  15 days of due diligence  10 days of due diligence

BMS is Focused and Committed to a Successful Integration

- Complementary nature of businesses
  - Not a traditional big pharma, high-overlap deal
- Strong team in place to manage integration
  - Top priority of leadership
  - Full-time integration leads appointed for each company and for each functional area
  - Experienced executives and external advisors
  - Cross functional teams
- Rigorous planning approach
  - Manage risks and interdependencies
  - Maintain business continuity
  - Retain critical talent and capabilities
  - Informed by comprehensive diligence

Integration Team

	BMS	Celgene
Executive Leads	Charles Bancroft	Joseph Hand

Integration Business Units & Enabling Functions

- R&D
- GPS
- Commercial
- HR
- Finance
- IT
- Procurement
- Site Optimization
- Strat / BD / Alliance Mgmt
- BI&A
- Legal / Compliance
- Corporate Affairs

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Bristol-Myers Squibb

Complementary Organizations – Streamlined Integration Process

	BMS	Celgene	Commentary
Key Therapeutic Areas	• Oncology (IO / Solid Tumors) • Immunoscience • Fibrosis • Cardiovascular	• Oncology (Hematology) • Inflammation & Immunology	• Complementary leadership in oncology • Bolsters position in immunology
Main US Location / HQ	New Jersey[1]	New Jersey	• Geographic proximity
Number of Employees	21,800[2]	8,852	• Lean employee base from each company
R&D Hubs	3	5	• Proximity of key R&D hubs • Overlap in NJ, Cambridge, and San Francisco
Manufacturing Footprint	6[3]	4[4]	• Integration of lean manufacturing infrastructure

Alignment of Core Values					
Creating Innovative Medicines	Scientific Excellence	Patient-Centric	Integrity	Transparency	Diversity

Source: Company filings and websites
1. BMS's principal executive office per SEC filings is New York, NY
2. Pro forma for divestiture of 1,500 UPSA employees; BMS reported 23,300 employees in its 2018 10K
3. Pro forma for divestiture of UPSA
4. Excludes 2 cell therapy processing plants

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Bristol-Myers Squibb

 Director  Director Since  Experience  Giovanni Caforio, M.D.  2014  Chairman of the Board and Chief Executive Officer, Bristol-Myers Squibb   Vicki L. Sato, Ph.D.  2006  Lead Independent Director, Bristol-Myers Squibb; Independent Chairman of the Board, Denali Therapeutics; Former Professor of Management Practice and Molecular and Cell Biology at Harvard University  Peter J. Arduini  2016  President and Chief Executive Officer, Integra LifeSciences Holdings Corporation  Robert J. Bertolini  2017  Former President and Chief Financial Officer, Bausch & Lomb; Former Chief Financial Officer, Schering-Plough  Matthew W. Emmens  2017  Former Chief Executive Officer and Chairman of the Board, Shire; Former President, Chief Executive Officer and Chairman, Vertex Pharmaceuticals; Former Chief Executive Officer, Astra Merck  Michael Grobstein  2007  Former Vice Chairman, Ernst & Young LLP  Alan J. Lacy  2008  Trustee, Fidelity Funds; Former Chairman, Dave & Buster’s Entertainment   Dinesh C. Paliwal  2013  President and Chief Executive Officer, Harman International  Theodore R. Samuels  2017  Former President, Capital Guardian Trust Company  Gerald L. Storch  2012  Chief Executive Officer, Storch Advisors; Former Vice Chairman, Target; Former Chairman and Chief Executive Officer, Toys “R” Us; Former Principal, McKinsey & Company  Karen H. Vousden, Ph.D.  2018  Chief Scientist, Cancer Research UK; Former Chief Executive Officer, Beatson Institute for Cancer Research  Bristol-Myers Squibb Board of Directors  Highly Experienced, Independent Board  10 of 11 directors are independent and 5 new independent directors added in last 3 years

Board and Governance – Relevant Experience and Accountability

Director Skills and Experience


Healthcare
8
Science / Technology / Innovation
6
Sales & Marketing
6
Risk Management
9
Financial
9
International
10
Academia/Non-Profit
2
Public Company CEO/CFO
6

Corporate Governance Highlights

- 10 / 11 directors independent (91%)
- Strong Lead Independent Director with robust responsibilities and oversight
- 5 new independent directors added in the past 3 years[1]
- Average tenure of 5.5 years vs. S&P average tenure of 8.1 years
- Annually elected directors
- Adopted proxy access

Source: Company filings, 2018 Spencer Stuart Board Index
1. Nominated three directors following discussions with JANA Partners in 2017

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Bristol-Myers Squibb